UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

BUNZL PLC

(Exact name of Registrant as specified in its charter)

ENGLAND

(Jurisdiction of incorporation or organization)

110 Park Street, London W1Y 3RB

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

FORM 20-F_X_ FORM 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES__ NO_X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

NOT APPLICABLE

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNZL PLC

Date: March 5, 2002

By: A. T. Habgood
Name: Anthony Habgood
Title Chairman

Exhibit 1

BUNZL

News Release

Monday 25 February 2002

PRELIMINARY ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2001

Bunzl plc, the international Group supplying business to business consumables, today announces its preliminary results for the year ended 31 December 2001.

- Sales up 15% to £2.9 billion (2000: £2.5 billion)
- Profit before tax, goodwill and exceptionals increased 13% to £200.5 million (2000: £178.2 million)
- Adjusted earnings per share rose 14% to 28.5p (2000: 25.0p)
- Dividend for the year increased to 10.35p (2000: 9.4p)
- Outsourcing Services sales up 19%, operating profit up 23%
- £95m spent on acquisitions in the year, the majority in Outsourcing Services
- Strong cash generation enabled gearing to fall despite acquisition activity

Commenting on today's results, Anthony Habgood, Chairman of Bunzl, said:

"We are very pleased with these results as they demonstrate the ability of our major businesses to sustain good growth of sales and profits and to generate strong cash flow even in difficult economic times.

"The combination of robust volume growth in our major businesses, our strong market position and our continued incremental growth by focused acquisitions gives us confidence that the Group will continue to develop satisfactorily."

Enquiries

Bunzl plc
Anthony Habgood, Chairman
David Williams, Finance Director
Tel: 020 7495 4950

Finsbury
Roland Rudd
Morgan Bone
Tel: 020 7251 3801

RESULTS

The Group achieved excellent increases in both sales and profits against a background of difficult economic conditions, especially in North America, exacerbated by the terrorist attacks in the US in September. These results were due to good operating performance and underlying organic growth combined with acquisition activity. Net currency movements were favourable although price deflation had an adverse impact on sales growth, particularly in the second half. Sales both in total and of continuing operations rose 15% to £2,876.5 million (total sales 2000: £2,503.6 million). Operating profit before goodwill amortisation rose 13% to £214.6 million (2000: £190.7 million) while that on continuing operations rose 14% also to £214.6 million. With an interest charge of £14.1 million (2000: £12.5 million), profit before tax, exceptionals and goodwill amortisation rose 13% to £200.5 million (2000: £178.2 million). There were no exceptional items during the year (profit in 2000: £2.3 million). Earnings per share increased 8% to 25.7p (2000: 23.7p) while adjusted earnings per share, after eliminating the impact of the 2000 exceptional items and goodwill amortisation, rose 14% to 28.5p (2000: 25.0p).

After a substantial cash outflow for acquisitions, net debt decreased to £234.5 million (2000: £240.4 million) as the underlying business generated cash in excess of the acquisition outflow. Shareholders' funds increased to £466.5 million (2000: £395.1 million) and gearing fell from 60.8% to 50.3%. Return on capital employed, excluding goodwill, for the Group as a whole was 37.9% (2000: 38.1%).

DIVIDEND

The Board has decided to increase the final dividend to 6.95p (2000: 6.35p). This brings the total dividend for the year to 10.35p (2000: 9.4p), an increase of 10%. Shareholders will again have the opportunity to participate in our dividend reinvestment plan.

STRATEGY

The Group has followed a consistent strategy over the past ten years which has not changed as a result of the tougher economic environment, particularly in the US. The strategy has been to focus the Group's resources on areas where it has, or can develop, real competitive advantage and which have sound organic growth potential. This has resulted in a major change in the Group's structure. Businesses accounting for over half of the sales at the beginning of that period have been disposed of and the Group is now comprised of a smaller number of larger business areas, most of which are international and continuing to develop through a combination of good organic growth and acquisition. This evolution has given the Group an increasing focus on providing business to business consumables with each business area becoming increasingly service oriented. This made our move into the FTSE Support Services sector at the end of 1998 a timely reflection of the Group's continuing evolution.

ACQUISITIONS

The Group spent £95 million on acquisitions during the year, the majority of which were in Outsourcing Services. In February ICCS MacGregor, a distributor of supplies to hotels, nursing homes and contract cleaners in Scotland, was added to our Outsourcing Services business in the UK. In May we acquired 51% of Filtrati taking our ownership to 100%. Renamed Filtrona Italia, it has become a full member of our global Filtrona network. In June Outsourcing Services in North America was extended with the acquisition of Godin which supplies supermarkets, food processors and industrial companies in Quebec. This enables us to serve national customers across Canada. In July our European retail supply business was expanded by acquiring the UK carrier bag supply business from BPI thus building on our successful international sourcing operations.

We completed a number of transactions in October in Outsourcing Services. We acquired Eastern Paper which supplies supermarkets, redistributors and food processors in the Maritimes thus completing our geographic coverage of Canada. In Europe, we acquired the DKI Group which supplies packaging consumables and equipment to the Danish supermarket and food processing industries, greatly strengthening our position in the Scandinavian market. In an important move to strengthen our position supplying the US food processor industry we purchased Packers, a long established supplier to the beef and pork processing industries based in Omaha, Nebraska and with small branches also in Canada and the UK. In November we further expanded Outsourcing Services in Europe with the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies in Wales and South West England.

DISPOSALS

During the year we completed the disposal of the video and air-conditioning distribution and installation businesses that we acquired with Greenham in July 2000. These did not fit with our long term plans for the development of Greenham within our Outsourcing Services business area. The net liabilities of the relevant businesses were £0.3 million.

PROSPECTS

The resilience of our major businesses in difficult economic times was once again demonstrated as 2001 unfolded. The results reflected continued volume growth more than offsetting deflationary pressures and were enhanced by the successful integration of focused acquisitions. Strong cash generation enabled significant acquisition activity in 2001 to be paid for entirely from internal cash generation so gearing fell. Early trading in 2002 would suggest a continuation of the pattern of sustained good volume growth more than offsetting year on year deflation while prices in our major businesses currently appear to have stabilised at historically low levels.

Paper Distribution and Plastics faced difficult trading conditions which deteriorated significantly in the second half. Early trading in 2002 would suggest some recovery from these lower levels although the general economic outlook remains uncertain.

The combination of robust volume growth in our major businesses, our strong market position and our continued incremental growth by focused acquisitions gives us confidence that the Group will continue to develop satisfactorily.

OPERATING REVIEW

OUTSOURCING SERVICES

Operating across North America, Europe and Australia, Bunzl is the leading supplier of a range of business to business consumable products including outsourced food packaging, disposable supplies and cleaning and hygiene products for supermarkets, caterers, food processors, hotels, contract cleaners and other industrial users.

Outsourcing Services is Bunzl's largest and most successful business area. Good organic growth, favourable exchange rate movements and acquisitions caused sales to increase by 19%. Continuing tight control of operating costs, also contributed to good performance and operating profits rose by 23%.

2001 was a year in which we suffered the tragic loss of a number of customers in Manhattan on September 11. We also experienced increasingly tough economic conditions in North America, despite which we achieved good volume growth. Our customers continued to favour outsourced solutions to service their requirements, as these often prove to be the cost effective route. In this context, our specialist knowledge of the market, efficient operations and competitive pricing made us attractive to both existing and new customers.

In North America, we are the largest distributor of supermarket supplies such as plastic and paper packaging and bags, labels and cleaning materials. This business has experienced organic growth due to increased outsourcing and the growing need for specialised packaging for fresh and freshly prepared foods. As supermarkets expand their ranges of ready to heat and ready to eat meals, we have seen demand for specialised packaging for these products increase. This type of packaging needs to be attractive as well as microwave, freezer and/or oven proof.

We expanded our North American business in June through the acquisition of Godin, a distributor based in Quebec. This purchase extended our geographic coverage of Canada, enabling us to service national customers. These include Canada's second largest grocery company, with more than 1,300 stores across the country, which awarded Bunzl a sole supply contract in the summer.

In October, we acquired Eastern Paper, a distributor based in the Maritimes area of Canada. This business supplies supermarkets, redistributors and food processors, and is a leading distributor in the Atlantic Canada market. With this acquisition, our geographic coverage of Canada is complete.

We have been growing our food processor supplies business in the US, both organically and through strategic acquisitions, and Bunzl is now a significant player in this field. With case-ready meats, produce, bakery and other food types gaining acceptance in the market, we are planning to win an increasing share of business from food processors. Koch, acquired in

December 2000, is a supplier to the processor industry and has been successfully integrated into the business.

In October we announced the important acquisition of Packers, a food processor supplies business based in Omaha, Nebraska. Packers is a long established supplier to the beef and pork processing industries, with customers principally in the US, but with additional small branches in Canada and the UK. This purchase neatly complements Koch. We now have a strong base in the food processing segment from which to continue to grow.

Our redistribution business, which distributes supplies to a large number of sub-distributors who sell to outlets often with a particular geographic or end user focus, also expanded during the year. Schrier, which we bought in December 2000, integrated well into the Group and we also expanded into Puerto Rico. This gives us a new base from which to service our expanding grocery, food processing and redistribution businesses in the Caribbean.

We now have 67 warehousing and distribution centres in North America serving all 50 states as well as Canada, Mexico and the Caribbean, supplying more than 50,000 different items. We use Electronic Data Interchange (EDI) to communicate internally and externally with customers, particularly in the grocery trade. This system facilitates order placement, shipping and invoicing, reducing errors and delays. It provides customised order guides and a choice of distribution system. We have completed the national roll out of our electronic catalogue which enables medium sized customers to order over the internet thus expanding electronic ordering processes to a large number of our customers, particularly redistributors.

In Europe, our outsourcing business is one of the fastest growing specialist distribution groups. A source of Bunzl's competitive advantage is our ability to provide a 'one-stop shop' for customers in a number of market sectors, often across Europe. This strategy has been enhanced during the year through clear focus, significant new contract wins and targeted acquisitions.

In our retail supplies business, we significantly expanded our customer base by purchasing the warehouse and distribution activities of BPI's carrier bag business in July. This business mainly supplies UK supermarkets and other high street retailers and has enabled us to build on our successful international sourcing capabilities. We also won a long term contract to supply outsourced services for all goods not for resale with a leading UK supermarket group. Our healthcare supply business, Shermond, had another excellent year increasing both sales and profits significantly.

In mainland Europe we acquired the DKI Group from the Danish Grocers Federation in October. DKI supplies packaging consumables and equipment to the Danish supermarket and food processing industries. This addition to our Scandinavian operations has increased our product offering and widened our customer base in this market.

In the hotel and catering supplies business, our Australian operation had a good year despite tough market conditions. In the UK, Holland and Germany we have continued to build on our growing position as the logical partner for customers and suppliers, with some notable contract wins with leading caterers and hotel groups. We also started a new catering supplies business in Denmark, building on our growing presence there.

In the cleaning and industrial supplies business, the integration of Greenham, acquired in 2000, has progressed smoothly and is ahead of plan. In October, we further strengthened our position through the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies which serves customers in Wales and South West England. This acquisition increases our presence in these areas and fits well with our existing business. We also expanded our Irish business supplying safety products and personal protection equipment.

Our vending services business Provend has been rebranded as Bunzl Vending Services, and continues to perform well. We have won significant new business with a number of high profile customers. In October we opened a national call centre in Colchester and during the year we strengthened our position in the south. We are now well established as a leading vending operator in the UK.

FILTRONA

Filtrona is the world's leading supplier of outsourced cigarette filters especially for the growing low tar market while Supastrip® is the leading brand of self-adhesive tear tape. We are also the world's leading supplier of ink reservoirs and certain other bonded fibre products.

Filtrona had a good year, with sales up 13% and profits up 10%. This growth occurred in all parts of the business. Sales were also boosted by the inclusion for the first time of Filtrati following the acquisition in May of the outstanding 51% of its shares which Bunzl did not already own. The overall margin reduction reflects the inclusion of all of the sales and profits of Filtrati as a subsidiary compared to 0% of sales and 49% of profits previously included as an associate. This business, which supplies cigarette filters and ink reservoirs, has been renamed Filtrona Italia.

Demand for our special filters continued to grow. Larger cigarette manufacturers typically prefer to outsource the supply of special filters and the market for low tar special filters itself is growing in most key cigarette markets around the world. The Russian market for carbon filters has seen particularly significant growth and our European sales were also boosted by the integration of the Italian business. There is continuing growth from Asia, where Western brands with special filters remain in demand. Using our triple filter technology, we are engaged with an important customer in the trial of a new cigarette, specifically designed to meet the market demand for lower risk products. This is currently being tested in the US.

Within our fibres business, which supplies reservoirs for pens and printers, medical device components such as the wicks for pregnancy testing kits and household products, we have been working jointly with a customer on a reservoir for their new generation of inkjet printers. We are also pursuing a range of new applications for our fibres technology, including manufacture of specialised wicks for laboratory use in DNA testing. The new plant in Richmond, Virginia has given the fibres business an upgraded facility as well as some new technology and some organisational changes in the business have been made to give greater accountability by product and market.

Self-adhesive tear tape grew strongly during the year, particularly Supastrip Impact™ which can incorporate multicoloured text or images and can be produced in various widths. This product line offers customers in competitive retail markets a number of promotional and security opportunities for their products. The added value derived when tape is used in this way makes it an attractive and growing part of the business and we have invested in an advanced printing press in the UK to support this development.

We have also been investing in new production equipment in the US, adding a coater and a printer to our finishing capability. This makes us the first tear tape producer in the world to have print facilities at more than one site and we now have the largest print and coating capacity of any supplier.

Our new computer system has now been successfully rolled out across the business. With Filtrona Italia now a wholly-owned subsidiary, its integration onto the system will follow shortly.

PAPER DISTRIBUTION

Bunzl is one of the largest independent fine paper merchants in the UK and Ireland, distributing a wide range of high quality printing, writing and copier papers, primarily to printers.

With manufacturing slipping into recession and the events of September 11 contributing to a further reduction in printing activity, the market for paper, particularly mid-priced coated products, fell significantly in the second half. This reduction in volumes in the market for fine paper stemmed largely from cut backs in promotional and corporate literature and by the reduction in corporate finance activity. Margins were squeezed as a result of increasing volumes and growing market share in the face of fierce competition from other merchants. Overall sales were up 3% while profits fell by 16%.

During the year we opened a new distribution centre in Letchworth with capacity for 6,000 tonnes of paper. This facility is designed to consolidate and augment our smaller and outdated premises at Hatfield and Cambridge.

The successful roll out of the new computer system for this business area is nearing completion and promises to bring operational benefits to the business, both internally and externally.

Bunzl's newly formed National Accounts team continues to win new business. One such account involves the supply of cut size laser, inkjet and copier paper as well as envelopes, in all an anticipated 20,000 tonnes over three years. In another development, we have won preferred supplier status with a Government department, which presents us with an opportunity to supply recycled business stationery paper to over 2,300 government offices across the UK.

We have further demonstrated our commitment to the fast developing digital printing sector with the launch of a portfolio of products specifically designed for the Indigo process. We were also appointed as a distribution partner by Agfa Graphic Systems for Agfajet paper and film products, for the wide format inkjet printing and proofing sector.

PLASTICS

Bunzl is a world leader in plastic caps and plugs for protecting engineering products in manufacture or transit. We are also a leading extruder of custom plastic profiles for a range of uses including transport, lighting and retail.

The environment for manufacturing was tough in both the UK and the US for most of the year with the US economy as a whole formally in recession since March. The terrorist attacks there in September further depressed demand across a broad spectrum of US manufacturing industry. In this increasingly tough environment, profits decreased 16% on sales up 2%.

Sales of caps and plugs remained relatively buoyant as we moved the business further into distribution. Our enhanced distribution network in Europe including a new and successful outlet in Poland allowed us to broaden significantly our product offering. We have expanded our catalogue by around 1,000 new products and have sent out over 100,000 copies. We are continuing to seek new products to add to our offering both in Europe and the US.

Despite general manufacturing weakness in Europe, our Dutch extrusion business performed well, particularly selling into the UK. We have rebranded the extrusion business in the US as Bunzl Extrusion, which will help us when selling into major accounts across the country. While overall the US business is operating in a difficult environment, some sectors, for example, the fence panel and highway businesses based in Washington, continued to do well. Our new operation in Mexico also made a successful start. During the year, Bunzl Extrusion won a major new international customer, a world leader in refrigeration and food merchandising for supermarkets and convenience stores.

Our Brazilian operation, which provides packaging for the South American cosmetics and toiletry industries, has done well and we are continuing to develop that business.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m	
Sales			
Existing businesses	**2,811.7**	2,492.7	
Acquisitions	**64.8**		
Continuing operations	**2,876.5**	2,492.7	+15%
Discontinued operations	-	10.9	
Total sales	**2,876.5**	2,503.6	+15%
Operating profit			
Existing businesses	**199.3**	181.9	
Acquisitions	**2.5**		
Continuing operations	**201.8**	181.9	+11%
Discontinued operations	-	1.7	
Total operating profit	**201.8**	183.6	+10%
Profit on sale of discontinued operations	-	7.1	
Loss on disposal of fixed assets	-	(4.8)	
Profit on ordinary activities before interest	**201.8**	185.9	
Net interest payable	**(14.1)**	(12.5)	
Profit on ordinary activities before taxation	**187.7**	173.4	+8%
Profit before taxation, goodwill amortisation and exceptional items	**200.5**	178.2	+13%
Taxation on profit on ordinary activities	**(69.6)**	(64.9)	
Profit on ordinary activities after taxation	**118.1**	108.5	
Profit attributable to minorities	**(0.4)**	(0.6)	
Profit for the financial year	**117.7**	107.9	
Dividends paid and proposed	**(48.0)**	(43.0)	
Retained profit for the financial year	**69.7**	64.9	
Basic earnings per share	**25.7p**	23.7p	+8%
Adjusted earnings per share	**28.5p**	25.0p	+14%
Diluted earnings per share	**25.4p**	23.5p	
Dividends per share	**10.35p**	9.4p	+10%

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2001

	2001 £m	2000 £m
Fixed assets		
Intangible assets - goodwill	**258.8**	203.6
Tangible fixed assets	**226.0**	215.2
Investments	**29.6**	27.8
	514.4	446.6
Current assets		
Stocks	**241.7**	218.0
Debtors: amounts receivable within one year	**439.0**	403.7
Debtors: amounts receivable after more than one year	**15.0**	22.0
Investments	**30.2**	16.7
Cash at bank and in hand	**49.8**	37.1
	775.7	697.5
Current liabilities	**(514.3)**	(569.5)
Net current assets	**261.4**	128.0
Total assets less current liabilities	**775.8**	574.6
Creditors: amounts falling due after more than one year	**(255.1)**	(126.4)
Provisions for liabilities and charges	**(52.1)**	(50.8)
Net assets	**468.6**	397.4
Capital and reserves		
Called up share capital	**116.0**	115.2
Share premium account	**67.3**	56.5
Revaluation reserve	**1.6**	1.7
Profit and loss account	**281.6**	221.7
Shareholders' funds: equity interests	**466.5**	395.1
Minority equity interests	**2.1**	2.3
	468.6	397.4
Net debt	**234.5**	240.4
Gearing	**50.3%**	60.8%

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Net cash inflow from operating activities	**236.1**	176.5
Returns on investments and servicing of finance		
Interest received	**1.1**	2.2
Interest paid	**(12.9)**	(12.5)
Dividends paid to minority shareholders	**(0.3)**	(0.3)
Other cash flows	**(1.8)**	(2.6)
Net cash outflow for returns on investments and servicing of finance	**(13.9)**	(13.2)
Tax paid	**(54.9)**	(50.8)
Capital expenditure		
Purchase of tangible fixed assets	**(39.5)**	(49.3)
Disposal of tangible fixed assets	**1.8**	3.1
Net cash outflow for capital expenditure	**(37.7)**	(46.2)
Acquisitions and disposals		
Purchase of businesses	**(79.8)**	(170.9)
Disposal of businesses	**1.2**	11.5
Other acquisition and disposal cash flows	**(0.9)**	(2.5)
Net cash outflow for acquisitions and disposals	**(79.5)**	(161.9)
Equity dividends paid	**(43.0)**	(38.0)
Net cash inflow/(outflow) before use of liquid resources and financing	**7.1**	(133.6)
Net cash outflow from management of liquid resources	**(6.4)**	(3.1)
Financing		
(Decrease)/increase in short term loans	**(110.7)**	139.2
Increase/(decrease) in long term loans	**123.4**	(4.4)
Increase/(decrease) in finance leases	**0.1**	(0.3)
Shares issued for cash	**7.1**	6.7
Net cash inflow from financing	**19.9**	141.2
Increase in cash in the financial year	**20.6**	4.5
Reconciliation of net cash flow to movement in net debt		
Increase in cash	**20.6**	4.5
Decrease/(increase) in debt due within one year	**110.7**	(139.2)
(Increase)/decrease in debt due after one year	**(123.4)**	4.4
Increase in current asset investments	**6.4**	3.1
Exchange and other movements	**(8.4)**	(13.2)
Movement in net debt in the year	**5.9**	(140.4)
Opening net debt	**(240.4)**	(100.0)
Closing net debt	**(234.5)**	(240.4)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Profit for the financial year	**117.7**	107.9
Currency translation differences on foreign currency net investments	**(5.4)**	(2.3)
Total recognised gains and losses for the year	**112.3**	105.6

SEGMENTAL ANALYSIS

	Sales		Operating Profit	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Continuing operations				
Outsourcing Services	**2,129.1**	1,783.1	**161.9**	131.1
Filtrona	**224.5**	199.0	**29.6**	26.8
Paper Distribution	**318.2**	310.3	**15.5**	18.5
Plastics	**204.7**	200.3	**22.7**	26.9
Goodwill			**(12.8)**	(7.1)
Corporate activities			**(15.1)**	(14.3)
	2,876.5	2,492.7	**201.8**	181.9
Discontinued operations	**-**	10.9	**-**	1.7
	2,876.5	2,503.6	**201.8**	183.6

NOTES

1. The profits for the business areas and their percentage change from 2000 are stated before the effect of goodwill amortisation.

2. Bunzl plc's 2001 Annual Report will be despatched to shareholders at the end of March 2002. The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2001 or 2000 but is derived from those accounts. Statutory accounts for 2000 have been delivered to the registrar of companies and those for 2001 will be delivered following the Company's Annual General Meeting which will be held on 15 May 2002. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

3. The final dividend will be paid on 1 July 2002 to shareholders on the register at 10 May 2002. Shareholders will again have the opportunity to participate in the Company's dividend reinvestment plan.